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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50833

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Promethean Capital Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Moshup Trail
(No. and Street)

Aquinnah	MA	02535
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Kurt Kim — (617) 340-8374 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

4 Times Square, 151 W 42nd St., 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Eugene Kurt Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Promethean Capital Group LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

E. Kurt Kim
Signature

Chief Compliance Officer
Title

See attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of New York } ss.

County of Orange

☑ See Attached Document (Notary to cross out lines 1–7 below)

☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], not Notary)

1 ________________________________

2 ________________________________

3 ________________________________

4 ________________________________

5 ________________________________

6 ________________________________

7 ________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 23rd day of February, 2021, by

Date *Month* *Year*

Evgne K. Kim

Name of Signer No. 1

JESSICA M HRITZ
Notary Public – State of New York
NO. 01HR6293575
Qualified In Orange County
My Commission Expires Dec 16, 2021

Place Notary Seal/Stamp Above

Name of Signer No. 2 (if any)

Signature of Notary Public

Any Other Required Information (Residence, Expiration Date, etc.)

OPTIONAL

This section is required for notarizations performed in Arizona but is optional in other states. Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: 2/23/2021 Number of Pages: 1

Signer(s) Other Than Named Above: —

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of Promethean Capital Group LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Promethean Capital Group LLC (the Company) as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 1999.

New York, New York
February 18, 2021

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AUDIT | TAX | CONSULTING

Promethean Capital Group LLC

Statement of Financial Condition
As of December 31, 2020

ASSETS		
Cash	$	86,059
Prepaid expenses and other assets		4,882
Total assets	$	90,941
LIABILITIES AND MEMBERS' EQUITY		
Liabilities:		
Accrued expenses	$	27,750
Total liabilities		27,750
Members' equity		63,191
Total liabilities and members' equity	$	90,941

See Notes to Financial Statements.

Promethean Capital Group LLC

Statement of Operations
Year Ended December 31, 2020

Revenue:	
Interest	$ 98
Total revenue	98
Expenses:	
Professional fees	183,257
Compensation and benefits	29,410
Communications and technology	10,345
License and registration fees	7,536
Business expenses	6,503
Other	5,194
Total expenses	242,245
Net loss	$ (242,147)

See Notes to Financial Statements.

Promethean Capital Group LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2020

Members' Equity, December 31, 2019	$	59,338
Contributions		246,000
Net Loss		(242,147)
Members' Equity, December 31, 2020	$	63,191

See Notes to Financial Statements.

Promethean Capital Group LLC

Statement of Cash Flows
Year Ended December 31, 2020

Cash Flows From Operating Activities:	
Net loss	$ (242,147)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Increase in prepaid expenses and other assets	(1)
Decrease in accrued expenses	(14,250)
Net cash used in operating activities	(256,398)
Cash Flows Provided By Financing Activity - members' capital contributions	246,000
Net decrease in cash	(10,398)
Cash:	
Beginning	96,457
Ending	$ 86,059

See Notes to Financial Statements.

Note 1. Organization

Promethean Capital Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company acts as an agent in the private placement of securities and as such is not required to have a clearing agreement with a broker.

In reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3. The Company operates as a "Non-Covered Firm" engaged in the following "Non-Covered Firm Activity": a private placement broker or other placement agent that effects securities transactions on a best efforts or subscription basis (not on a firm commitment basis). Furthermore, the Company does not hold or receive customers' funds or securities (or otherwise carry customers' accounts).

The Company has incurred a net loss of $242,148 for the year ended December 31, 2020 and has incurred operating losses for several years. The members of the Company have committed to make contributions to sustain the Company through, at least, the next 12 months from the date of the issuance of these financial statements. The Company believes this commitment will allow the Company to meet its obligations and continue to operate as a going concern.

Note 2. Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: Private placement fees are recognized as revenue only when a private placement is consummated by both the public/private issuer of securities and the purchaser(s) of such securities. The Company's advisory/agency fee is generally received within a few business days of the consummation of the private placement. The Company earned no private placement-related income during the year ended December 31, 2020.

Cash: Cash represents bank demand deposits. The Company maintains its cash in bank deposit accounts which, at times, may exceed insured limits. The Company does not believe it is exposed to any significant credit risk.

Income Taxes: No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to income taxes. The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2020, management has determined that there are no uncertain tax positions.

Financial Instruments—Credit Losses: Pursuant to ASU 2016-13, management's estimates of current expected credit losses (CECL) must be recognized immediately upon calculation of such estimates. For the year ended December 31, 2020, the Company did not hold any financial instruments which required management to estimate current expected credit losses (CECL).

Note 3. Related Party Transactions

Pursuant to agreements with an affiliate under common control (the "Affiliate"), the Company reimburses the Affiliate for communications, compensation and general operating expenses paid by the Affiliate and shared by the Company. Included in the expenses reflected in the statement of operations is $39,755 charged by the Affiliate. At December 31, 2020, no amount was owed to the Affiliate.

Note 4. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1 (and the Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $58,309, which was $53,309 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.48 to 1.

Note 5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 6. Risks and Uncertainties

COVID-19 Global Pandemic: COVID-19, to date, has not materially impacted the Company's day-to-day operations. However, continuing uncertainty with respect to global economic activity may negatively impact the Company's revenue opportunities.

Note 7. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Promethean Capital Group LLC

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2020

Total Members' Equity From Statement of Financial Condition	$	63,191
Less - nonallowable assets:		
Prepaid expenses and other assets		4,882
Net Capital		58,309
Minimum Net Capital Requirement		
Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
Excess Net Capital	$	53,309
Total of Aggregate Indebtedness From Statement of Financial Condition		
Accrued Expenses	$	27,750
Ratio of Aggregate Indebtedness to Net Capital		0.48 to 1

Statement pursuant to Paragraph (d)(2)(iii) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Quarterly FOCUS report as of December 31, 2020.

Promethean Capital Group LLC

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3
December 31, 2020

In reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3. The Company operates as a "Non-Covered Firm" as defined by the SEC and FINRA; therefore, the Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e).